Exhibit 5.1

The Royal Bank of Scotland plc
36 St Andrew Square
Edinburgh
EH2 2YB

16 March 2010

Dear Sirs

We have acted as solicitors in Scotland for The Royal Bank of Scotland plc (the Company) and The Royal Bank of Scotland Group plc (RBSG) in connection with the Company's offering of US$2,000,000,000 4.875% Senior Notes due 16 March 2015 (the Notes), guaranteed by RBSG (the Guarantees, and, together with the Notes, the Securities), in an underwritten public offering pursuant to an underwriting agreement dated 9 March 2010 (the Underwriting Agreement) between the Company, RBSG and RBS Securities Inc. (the Representatives), as representatives of the several underwriters listed in Schedule I of the Pricing Agreement annexed thereto (the Underwriters). The Notes are to be issued pursuant to an Indenture dated as of 16 March 2010 (the Indenture) among the Company, RBSG and The Bank of New York Mellon, acting through London branch, as trustee.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Securities have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company and RBSG, enforceable against the Company and RBSG in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland. We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell LLP.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours faithfully,

/s/ Dundas & Wilson CS LLP partner, for and on behalf of Dundas & Wilson CS LLP